Exhibit 4.10

DATED 5 APRIL 2023

United Management Corp.

-and-

Fidelity Marine Inc.

COMMERCIAL
MANAGEMENT AGREEMENT

THIS AGREEMENT, dated 5 April 2023, is made between:

A) United Management Corp., a company incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH 96960 Majuro, Marshall Islands (hereinafter called the “Company”) for its own behalf and as agent for and on behalf of the Shipowning Entities;

-and-

B) Fidelity Marine Inc., a company incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH 96960 Majuro, Marshall Islands (hereinafter called the “Commercial Manager”).

WHEREAS:

(A)         The Company has been appointed by its shipowning affiliated entities and its affiliated entities engaged with bareboat chartering or sub-bareboat chartering from time to time (the “Shipowning Entities” and together with the Company, the “Group” and any of them a “member of the Group”) as their agent to appoint and instruct on behalf of the Group agents for the provision of commercial management services and to monitor the performance of such agents.

(B)        The Company, on behalf of the Group, wishes to appoint the Commercial Manager as the agent of the Group to seek, negotiate and conclude charterparties or other contracts for the employment of the vessels owned, bareboat chartered or sub-bareboat chartered by the Shipowning Entities from time to time (the “Vessels” and each a “Vessel”), on the terms and conditions set out herein.

WHEREBY IT IS AGREED as follows:-

1.	Definitions

1.1	In this Agreement, except where the context otherwise requires:-

“Effective Date” means 1 April 2023;

“Management Services” means the services provided by the Commercial Manager pursuant to Clauses 2 and 6.

1.2.	Unless the context otherwise requires, words in the singular include the plural and vice versa.

1.3.	References to any document include the same as varied, supplemented or replaced from time to time.

1.4.	References to any enactment include re-enactments, amendments and extensions thereof.

1.5.	Clause headings are for convenience of reference only and are not to be taken into account in construction.

2	Appointment of Commercial Manager

In consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

The Company as principal and as agent for and on behalf of the Shipowning Entities hereby appoints as at the Effective Date the Commercial Manager as the agent of the Group for the provision of chartering services to the Group, which include seeking and negotiating employment for the Vessels in accordance with the Company’s instructions and subject to the Company’s prior approval the conclusion (including the execution) of charter parties or other contracts relating to the employment of the Vessels, as described in detail in this Agreement.

3	Purpose, Authority and Basis of Agreement

3.1
Subject to the terms and conditions provided herein during the period of this Agreement, the Commercial Manager shall carry out the Management Services in respect of the Vessels as agent for and on behalf of the Shipowning Entities. The Commercial Manager (unless otherwise provided for herein) shall have authority to take such actions as it may from time to time in its discretion consider necessary to enable it to perform its obligations pursuant hereunder in accordance with sound ship management practices, provided the Company has given its written approval.

3.2
The Company hereby ratifies, confirms and undertakes at all times to ratify and to confirm all lawful conduct of the Commercial Manager, its employees, agents and subcontractors in connection with the provision of the Management Services pursuant to this Agreement.

3.3
The Company shall procure forthwith that each Shipowning Entity (including such entities as may become members of the Group from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 1.

4	Obligations of Commercial Manager

The Commercial Manager undertakes in so far as applicable to its respective duties pursuant to this Agreement to use its best endeavours to provide the Management Services and to protect and promote the interests of the Company and of the Shipowning Entities in all matters relating to the efficient commercial management of the Vessels provided however that without prejudice to the generality of the foregoing, the Commercial Manager shall not be:

(a)
required to exercise its powers pursuant hereto as to give preference in any respect to Shipowning Entities, it being understood and agreed that the Commercial Manager shall so far as is practicable ensure a fair distribution of available manpower, supplies and services to all ships owned or managed by it;

(b)
restricted from carrying on or (whether as manager or otherwise) being concerned or interested in carrying on any business which is or may be similar to or competitive with the business presently or at any time carried on by the Shipowning Entity; and

(c)	answerable for the consequences of any decision or exercise of judgment taken or made in the exercise of its powers and taken or made honestly and in good faith.

5	Obligations of the Company

The Company shall pay or procure that the relevant member of the Group pays any moneys due to the Commercial Manager pursuant to this Agreement following receipt of a debit note/invoice issued by the Commercial Manager to the relevant member of the Group.

6	Management Services

6.1
As at the Effective Date, the Commercial Manager shall provide and/or procure the provision of the services specified hereunder in the name of the Shipowning Entities or otherwise on its behalf and do all things which may be expedient or necessary for the provision of said services or otherwise in relation to the commercial operation of the Vessels, such services as stated below:

(a)	Commercial Management

(i)	Employment of the Vessels

Seeking and negotiating employment of the Vessels in accordance with the Company’s instructions.

(aa)	Chartering

Providing chartering services which include, but are not limited to seeking, negotiating and the concluding (including the execution thereof) of charterparties and on behalf of the Shipowning Entities agreeing with the charterers (inter alia) on the itineraries and timetables of the Vessels during the charter period, charter hire and other monies payable to the Shipowning Entities and methods of payment thereof and any other terms and conditions in relation to the employment of the Vessels, provided that the Commercial Manager received the Company’s prior written approval.

(ii)	Commercial operation

Commercial operation of the Vessels, which includes, but is not limited to, the following function:

(aa)	Providing detailed voyage estimates and accounts and calculating hire, freights, demurrage and/or dispatch moneys due from or due to the charterers of the Vessels.

6.2
The Commercial Manager shall not be entitled to appoint any third party to provide any of the Management Services provided by it without the prior written consent of the Company, provided however that where such consent is obtained and appointment made, in each such case the Commercial Manager shall continue to be responsible for the due performance of the Management Services concerned.

6.3
The Commercial Manager shall have the express authority to negotiate, conclude and execute all forms of documentation and agreements including contracts and acknowledgements on behalf of the Company in so far as is necessary for the provision by the Commercial Manager of its Management Services, provided that all such documentation will be approved in advance in writing by the Company.

7	Fees

7.1
For the services performed by the Commercial Manager pursuant to this Agreement, the Company shall pay to the Commercial Manager a monthly retainer fee (the “Monthly Fee”) of United States Dollars five thousand (US$5,000), and shall procure that the relevant member of the Group pays to the Commercial Manager a commission fee equal to zero point five percent (0.5%) calculated on the collected gross hire/ freight/ demurrage payable when the relevant hire/ freight/ demurrage are collected (the “Commission Fee”) which may be increased to one point twenty five percent (1.25%) in cases when there is no other ship brokerage firm involved in the negotiations, charterparty drafting and final agreement in regards to the employment of the Vessel (the “Increased Commission Fee”).

7.2.	The Monthly Fee, Commission Fee and/or Increased Commission Fee hereunder shall be paid to the Commercial Manager to an account of the Commercial Manager advised in writing to the Company.

8	Management Expenses

8.1
The Commercial Manager shall, at no extra cost to the Company, provide its office accommodation and office staff. The Company will reimburse the Commercial Manager for all reasonable running and/or out of pocket expenses, including but not limited to, telephone, fax, stationary and printing expenses. Any required travelling expenses in relation to this Agreement and the Management Services will be pre-approved by the Company and the relevant expenses will be reimbursed to the Commercial Manager.

8.2
All moneys collected by the Commercial Manager pursuant to this Agreement (other than moneys payable by the Company to the Commercial Manager) and any interest thereon shall be held to the credit of each applicable Shipowning Entity in a separate bank account.

9	Termination

This Agreement may be terminated by either party giving to the other one (1) month prior notice in writing or by mutual written agreement between the parties.

9.1	Company’s default

The Commercial Manager shall be entitled to terminate its appointment under this Agreement with immediate effect by notice in writing if any monies payable by   the Company under this Agreement shall not have been received by the Commercial Manager within ten (10) running days of receipt by the Company of the Manager’s written request.

9.2	Commercial Managers’ default

If the Commercial Manager fails to meet its obligations under clause 5 of this Agreement for any reason within its control, the Company may give notice to the Commercial Manager of the default, requesting also to remedy it as soon as practically possible. In the event that the Commercial Manager fails to remedy said default within a reasonable time to the satisfaction of the Company, the Company shall be entitled to terminate the Agreement with immediate effect by notice in writing.

9.3	Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned.

9.4	For the purpose of sub-clause 9.3. hereof:

(a)	the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Shipowning Entity cease to be registered as owner of the Vessel;

(b)
the Vessel shall only be deemed lost where she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is nevertheless adjudged by a competent tribunal that a constructive total loss of the Vessel has been occurred.

9.5
Either party hereto may by notice to the other party terminate forthwith the appointment if an order is made or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of such party (otherwise than for the purpose of reconstruction or amalgamation) or if any party ceases to carry on business or makes any special arrangement or composition with its creditors.

9.6	The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

10	Insurances

The Company shall procure that, throughout the period of this Agreement,

(a)	at no expense to the Commercial Manager, the Vessels are insured for not less than their sound market value or entered for their full gross tonnage, as the case may be for:

(i)	usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii)	protection and indemnity risks (including pollution risks and crew insurances); and

(iii)	war risks (including protection and indemnity and crew risks),

in accordance with the best practice of prudent owners of ships of a similar type to the Vessels, with first class insurance companies, underwriters or associations (the “Shipowning Entities’ Insurances”);

(b)	all premiums and calls on the Shipowning Entities’ Insurances are paid promptly by their due date;

(c)
the Shipowning Entities’ Insurances name the Commercial Manager and, subject to underwriters’ agreement, any third party designated by the Commercial Manager as a joint assured, with full cover, with the Company procuring on behalf of the relevant Shipowning Entity that the cover, if reasonably obtainable, shall be obtained on such terms that neither the Commercial Manager nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Shipowning Entities’ Insurances; and

(d)
written evidence is provided, to the reasonable satisfaction of the Commercial Manager, of compliance with the obligations under Clause 4 within a reasonable time from the commencement of this Agreement, and of each renewal date and, if specifically requested, of each payment date of the Shipowning Entities’ Insurances.

11	Force Majeure

Neither the Company nor the Commercial Manager shall be under any liability for any failure to perform or delay in the performance of any of their obligations under this Agreement by reason of any cause whatsoever beyond their reasonable control.

12	Indemnities

12.1
Subject to any liability of the Commercial Manager pursuant to Clause 12.2     hereto the members of the Group hereby ratify and confirm, and undertake at all times to ratify and confirm, whatever may be done or caused to be done by the Commercial Manager in the course of or in the provision of the Management Services and the members of the Group hereby undertake to keep the Commercial Manager and its respective employees and agents indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities   whatsoever or howsoever arising which may be brought against them or any one of them or incurred or suffered by them or any one of them arising out of or in connection with the performance of this Agreement, and against and in respect of all loss, damages, costs and expenses (including legal costs and expenses on a full indemnity basis) which the Commercial Manager may suffer or incur (either directly or indirectly) in defending or settling the same.

12.2
The Commercial Manager shall be under no liability whatsoever to the members of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of the performance of the Management Services hereunder unless same is proved to have resulted solely from the negligence, gross negligence or willful default of the Commercial Manager or its employees or agents or subcontractors employed by it in connection with the Vessel, in which case    (except where loss, damage, delay or expense has resulted from the Commercial Managers’ personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage delay or expense would probably result) the Commercial Manager’s liability (any such liability arising in accordance herewith always being on an individual basis in relation to each Manager) for all incidents or series of incidents arising in any calendar year shall never exceed a total of 10 times the actual annual management fees paid in that year.

12.3
No employee, agent or subcontractor of the Commercial Manager shall in any circumstances whatsoever be liable to the members of the Group for any loss, damage or delay arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course or in connection with his     employment and without prejudice to the generality of the forgoing provisions of this Clause 12, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to and enjoyed by the Commercial Manager or to which the said Commercial Manager is entitled hereunder shall also be available and shall extend to protect every such employee, agent or subcontractor of the Commercial   Manager acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 12 the Commercial Manager is or shall be deemed to be acting as agents or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

13	Confidentiality and Commercial Manager’s Documents

13.1
Save for the purpose of enforcing or carrying out as may be necessary the rights    or obligations of the Commercial Manager hereunder, the Commercial Manager agrees to maintain and to use its best endeavours to procure that its officers and employees maintain confidence and secrecy in respect of all information relating to the Company’s business received by the Commercial Manager directly or indirectly pursuant to this Agreement.

13.2
As between the Company, the members of the Group and the Commercial Manager, the Company hereby agrees and acknowledges that all title and property in and to the management manuals of the Commercial Manager and other written material concerning management functions and activities is vested in the Commercial Manager and the Company agrees not to disclose the same to any third party and, on termination of this Agreement, to return all such manuals and other material to the Commercial Manager.

14	Notices and Other Matters

Every notice, request, demand or other communication under this Agreement shall:

(a)	be in writing, delivered personally or by registered or recorded first-class prepaid letter (airmail if available) facsimile or telex;

(b)
be deemed to have been received, subject as otherwise provided in this Agreement, in the case of a telex at the time of dispatch with confirmed answerback of the addressee appearing at the beginning and end of the communication (provided that if the date of dispatch is not a business day in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day), in the case of a facsimile at the time of dispatch evidenced by a timed and dated transmittal confirmation (provided that if the date of dispatch is not a business day in the country of the addressee it shall be deemed to have been received at the opening of business on the next business day), and in the case of a letter when delivered personally or five (5) days after it has been put into the post; and

(c)	be sent to the respective addresses hereto or to such other address, facsimile or telex number as is notified by the parties hereto to the other parties to this Agreement:

(i) in respect of the Company to:

UNITED MANAGEMENT CORP.
c/o 154 Vouliagmenis Avenue,
16674 Glyfada, Greece
Emails:
Tel:

(ii) in respect of the Commercial Manager to:

FIDELITY MARINE INC.
7 Vasileos Georgiou Street
16673 Voula, Greece
Email:

15	Law and Arbitration

15.1	This Agreement shall be governed by English Law and any dispute arising out of or in connection herewith shall be referred to arbitration in London.

15.2	Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) rules current at the time of commencement of the arbitration.

15.3
Any referral made pursuant to this Clause 15 shall be to three (3) Arbitrators on the following basis: if a dispute arises between the parties then each shall appoint an Arbitrator and the two Arbitrators so appointed shall appoint a third.

15.4
Upon receipt of notice of appointment of an Arbitrator by the first notifying party (who shall therein state that it shall appoint its own arbitrator as sole arbitrator if the other party does not appoint an Arbitrator in accordance herewith), the second party shall appoint its Arbitrator and give notice of such appointment within fourteen (14) days, failing which the prior notifying party shall be entitled either to appoint its Arbitrator as Sole Arbitrator or appoint an Arbitrator on behalf of the second party who shall accept such appointment as if it had been made by itself.

15.5
If a party does not appoint its own Arbitrator and give due notice in accordance with Clause 15.4 the party referring the dispute to arbitration may without requirement for further notice to such other party failing to so appoint make appointment in accordance with Clause 15.4 and shall advise the other party accordingly and the award of a Sole Arbitrator or panel appointed in accordance with Clause 15.4 shall be binding on all parties as if appointment had been by agreement.

15.6
Nothing in this Clause 15 shall prevent the parties agreeing in writing to vary these provisions to provide for appointment of a Sole Arbitrator or to consolidate arbitration proceedings hereunder where thought appropriate or desirable.

15.7
In cases where neither the claim nor any counterclaim exceeds the sum of UK £50,000 (or such other sum as the parties may agree) (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

15.8	Any such Arbitration shall be in accordance with and subject to the Arbitration Act 1996 and any statutory amendment or modification thereto.

16	Miscellaneous

16.1
Subject to Clause 16.2 this Commercial Management Agreement contains the entire agreement and understanding between the parties and supersedes all prior negotiations, representations, warranties and other documents or matter related to any of the subject matter of this Commercial Management Agreement.

16.2
This Agreement may be amended by mutual agreement of both parties hereto provided that any such amendment is evidenced by written amendment duly executed by both parties and following which any such amendment shall be considered part of, appended to and read together with this Agreement.

16.3	All details of or pertaining to this Agreement shall be kept strictly private and confidential.

IN WITNESS WHEREOF the Company and the Commercial Manager have caused this Agreement to be duly executed as a deed the day and year first before written.

EXECUTED as a DEED	/s/ Stamatios Tsantanis
by
the duly authorised attorney of
UNITED MANAGEMENT CORP.
of the Marshall Islands

EXECUTED as a DEED	/s/ Nikolaos Frantzeskakis
by Nikolaos Frantzeskakis
the duly authorised attorney of
FIDELITY MARINE INC.
of the Marshall Islands

Schedule 1

Deed of Accession
[          ] 20 [  ]
From:          [          ]

To:              [          ]

Dear Sirs,

Re:	Commercial Management Agreement of [ ] and made between (1) United Management Corp. (the “Company”) and Fidelity Marine Inc. (the “Commercial Manager”)

We refer to the Commercial Management Agreement (the “Agreement”). We are a Shipowning Entity as defined in the Agreement and are to become [owners][disponent owners] of the motor vessel “[          ]” (the “Vessel”).

We hereby confirm that:

(a)	the Company has entered into the Agreement as our agent, for and on our behalf; and

(b)	we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company’s principal in respect of the Agreement as it relates to the Vessel and ourselves.  We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Commercial Manager any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel.  We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

For and on behalf of
[                                          ]